Exhibit 3

Final Execution

PROMISSORY NOTE

$1,000,000	December 28, 2015

FOR VALUE RECEIVED, the undersigned, ANBE Holdings, L.P., a Texas limited partnership (“Maker”), hereby promises to pay to the order of Alexandria Nicole Mitchell Trust #2005, (“Holder”), in lawful money of the United States of America, the principal sum of One Million Dollars and 00/100 ($1,000,000.00) (“Principal”), together with interest as set forth below (the “Note”).

Maturity Date: June 30, 2016

Interest Rate: Except as otherwise provided herein, this Note will bear interest from the execution date of this Note, until payment in full at a per annum rate equal to thirteen percent (13%). All interest will be compounded monthly and computed as a per diem charge for the actual number of days elapsed on the basis of a year consisting of three hundred sixty (360) days.

Default Rate: Each payment will be applied first to the payment of accrued unpaid interest and the balance, if any, will be applied to the unpaid principal balance of this Note. Any sum not paid when due will bear interest at a per annum rate equal to fifteen percent (15%) compounded monthly. Maker may prepay any amounts owed hereunder without premium or penalty.

If Maker fails to pay any amount when due under this Note, at the option of the Holder, the entire unpaid indebtedness evidenced by this Note will become due, payable and collectible then or thereafter as the Holder may elect, regardless of the date of maturity of this Note. Failure by the Holder to exercise such option will not constitute a waiver of the right to exercise the same in the event of any subsequent default.

Place for Payment: Principal and interest are payable to the Holder of this Note at 16803 Dallas Parkway, Addison, Texas 75001 or at any other address of which Payee may notify Maker in writing.

Prepayment of Principal: The Principal may be paid in whole or in part at any time before the Maturity Date, without penalty.

Terms of Payment of Principal and Interest: The Principal Amount and all accrued interest will be due in full at the Maturity Date.

To the extent permitted by applicable law, Maker waives notice, presentment, demand for payment, protest, notice of protest and non-payment or dishonor, notice of acceleration, notice of intent to accelerate, notice of intent to demand, diligence in collecting, grace, and all other formalities of any kind.

If this Note is place in the hands of an attorney for collection or if collection is attempted by suit or through probate, bankruptcy, insolvency, or other judicial proceedings, the Maker agrees to pay the collection expenses of the Payee, including reasonable attorneys’ fees. In the event judgment is rendered on any indebtedness evidenced by this Note, such amount shall bear interest at the highest lawful rate.

This Note shall be governed in all respects by the laws of the State of Texas, not including its conflict of law provisions.

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MAKER:

ANBE HOLDINGS, L.P, a Texas limited partnership by ANBE, LLC, its general partner

By:	/s/ N. Malone Mitchell, 3rd
N. Malone Mitchell, 3rd, Manager

By:	/s/ Amy E. Mitchell Amy E. Mitchell, Manager

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